File No. 82-3929

Fancamp Resources Ltd

SUPPL

FANCAMP ~~EXPLORATION LTD~~.



QUARTERLY REPORT

FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 2001

Prepared By Management
December 19, 2001

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: X **Schedule A**
X **Schedule B & C**

ISSUER DETAILS:

Name of Issuer:	Fancamp Exploration Ltd.
Issuer's Address:	7290 Gray Avenue Burnaby, British Columbia, V5J 3Z2
Issuer's Telephone and Fax	Tel: 604-434-8829 Fax: 604-434-8823
Contact Person:	Debra Chapman
Contact's Position:	Director and Secretary
Contact Telephone Number:	604-434-8829
Contact Email Address	dchapman@axion.net
Web Site Address	N/A
For Quarter Ended:	October 31, 2001
Date of Report:	December 19, 2001

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Peter Smith	**December 19, 2001**
Name of Director	**Date Signed**
Debra Chapman	**December 19, 2001**
Name of Director	**Date Signed**

c:\fnm\qrt\01001scha.doc

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS
For the six months ended October 31, 2001
(Unaudited - prepared by management)

Contents

FANCAMP EXPLORATION LTD.

BALANCE SHEET

(Unaudited - Prepared by Management)

October 31, 2001

	October 31 2001	April 30 2001
Assets		
Current		
Cash and Marketable Securities	174	10,467
Accounts Receivable	1,430	8,712
Accrued Mining Duty Refunds	816	816
Prepaid Expenses	322	1,098
Total Current Assets	2,742	21,093
Investment - South African Minerals Corporation	142	141
Incorporation Costs	1,100	1,100
Mineral Properties	297,060	301,364
Total Assets	$301,044	$323,698
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	213,313	193,658
Long-term		
Botswana Exploration Obligations	886,000	886,000
Deferred Quebec Mining Duties	125,709	125,709
Total Liabilities	1,225,022	1,205,367
Shareholders' Equity		
Capital	5,304,160	5,301,160
Deficit	-6,228,138	-6,182,829
Total Shareholders' Equity	-923,978	-881,669
Total Liabilities and Shareholders' Equity	$301,044	$323,698

FANCAMP EXPLORATION LTD.

STATEMENT OF OPERATIONS
(Unaudited - Prepared by Management)

For the six months ended October 31, 2001

	Three Months Ended October 31 2001	Six Months Ended October 31 2001	Three Months Ended October 31 2000	Six Months Ended October 31 2000
Revenue				
Interest Income	0	0	0	0
Operator Fee Income	0	0	0	0
Total Revenue	$0	$0	$0	$0
Expenses				
Bank and Interest Charges	1,391	2,375	527	5,885
Geological Fees	7,500	15,000	7,500	15,000
Legal and Accounting	-500	-500	-6,497	-6,497
New Project Examinations	0	0	0	2,000
Office and General	10,166	17,866	7,925	15,854
Transfer Agent and Listing Fees	8,159	9,550	10,027	11,444
Travel and Promotion	0	1,425	0	338
Total Expenses	26,716	45,715	19,482	44,024
Net Profit(Loss) from Operations	-$26,716	-$45,715	-$19,482	-$44,024
Gain (Loss) on Investments	395	406	0	0
Mineral Properties Written Off	0	0	0	0
Net Profit(- Loss)	-$26,321	-$45,309	-$19,482	-$44,024
Deficit, Beginning of Period	6,201,817	6,182,829	5,748,531	5,723,989
Deficit, End of Period	6,228,138	6,228,138	5,768,013	5,768,013
Profit(Loss) Per Share	-0.003	-0.005	-0.002	-0.005

FANCAMP EXPLORATION LTD.

STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

For the six months ended October 31, 2001

	Three Months Ended October 31 2001	Six Months Ended October 31 2001	Three Months Ended October 31 2000	Six Months Ended October 31 2000
Operating Activities				
Profit(Loss) for the Period	-26,321	-45,309	-19,481	-44,024
Non-Cash Charges to Income:				
Net Change in Non-Cash Working Capital	19,501	37,613	2,560	26,044
Total Operating Activities	-6,820	-7,696	-16,921	-17,980
Financing Activities				
Private Placement	0	0		0
Exercise of Options	3,000	3,000	10,000	24,000
Total Financing Activities	3,000	3,000	10,000	24,000
Investing Activities				
Gamache	0	-198	0	0
Rasle s	0	-110	0	0
Sept-Iles Lac Mechant	0	-488	0	-1,600
Browns Mountain	0	0	-116	-116
St. George	0	5,100	0	-1,200
Turgeon	0	0	7,349	3,146
Kourouba Concession	0	0	0	-6,800
Botswana - KSZ Project	0	0	0	-2,800
Total Investing Activities	0	4,304	7,233	-9,370
Change in Cash during the Period	-3,820	-392	312	-3,350
Cash at Beginning of Period	3,997	567	1,752	5,415
Cash at End of Period	$174	$174	$2,065	$2,065

FANCAMP EXPLORATION LTD.

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED
(Unaudited - Prepared by Management)

For the three months ended October 31, 2001

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2001 Net Costs For Period	2000 Net Costs For Period
Gamache		0		0	
Rasles		0		0	
Sept-Iles		0		0	0
Browns Mountain					116
St George		0		0	0
Turgeon					-7,350
Botswana KSZ					0
Kourouba Concession					0
Total	0	0	0	0	-7,234
Cumulative Mineral Property Costs Deferred, Beginning of Period				297,060	659,215
Cumulative Mineral Property Costs Deferred, End of Period				$297,060	$651,981

FANCAMP EXPLORATION LTD.

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED

(Unaudited - Prepared by Management)

For the six months ended October 31, 2001

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2001 Net Costs For Period	2000 Net Costs For Period
Gamache		198		198	
Rasles		110		110	
Sept-Iles		488		488	1,600
Browns Mountain					116
St George		2,400	-7,500	-5,100	1,200
Turgeon					-3,145
Botswana KSZ					2,800
Kourouba Concession					6,800
Total	0	3,196	-7,500	-4,304	9,371
Cumulative Mineral Property Costs Deferred, Beginning of Period				301,364	642,610
Cumulative Mineral Property Costs Deferred, End of Period				$297,060	$651,981

1. Continuing Operations

The Company is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development and future profitable production from or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has a working capital deficiency. These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values shown in these financial statements should the Company be unable to continue as a going concern.

The Company's ability to maintain its existence is dependent upon the continuing support of its creditors in the short term and its success in obtaining new equity financing for the settlement of liabilities.

2. Mineral Property Interests

The Company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is abandoned as an exploration prospect or allowed to lapse, the related costs are charged to operations in the year.

Certain of the Company's mineral properties interests are held jointly with other parties. The book value of these property interests includes only the Company's joint venture share of costs.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. **Stock Based Compensation**

No compensation expense is recognized when management incentive stock options are granted. the consideration received by the Company from employees and directors on the exercise of such options is credited to share capital.

5. **Loss Per Share**

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. **Share capital**

Authorized: 50,000,000 common shares with no par value

Issued:

	2001		2000	
	Number	Amount	Number	Amount
Balance, beginning of year	9,255,822	$5,301,160	9,015,822	$5,277,160
Options exercised in first quarter	0		140,000	14,000
Options exercised in second quarter	30,000	3,000	100,000	10,000
Balance, end of period	9,285,822	$5,304,160	9,255,822	$5,301,160

During the period options were exercised to purchase 30,000 common shares at $0.10 per share.

There are currently warrants outstanding for the purchase of up to 1,000,000 common shares of the Company, at a price of $0.10 per share, exercisable on or before February 1, 2002.

7. **Incentive Stock Options**

Outstanding at the end of the period:

Number of Shares	Exercise Price	Date Granted	Expiry Date
65,000	$0.10	Feb. 15/00	Feb. 14/05
411,500	$0.12	May 1/00	Apr. 30/05
125,000	$0.10	Aug. 1/01	Jul. 31/06
290,000	$0.10	Aug. 31/01	Aug. 30/06
891,500			

During the period, options were granted for the purchase of up to 125,000 common shares, at a price of $0.10 per share, exercisable up to and including July 31, 2006; and, up to 290,000 common shares, at a price of $0.10 per share, exercisable up to and including August 30, 2006.

During the period options were exercised to purchase 30,000 common shares at $0.10 per share.

No options were re-priced during the period.

8. Related Party Transactions

Transactions with related parties for the year comprise:

	Paid - 3 months ended October 31, 2001	Paid - 6 months ended October 31, 2001
Professional geological fees paid to a director	$7,500	$17,998
Administration fees paid to directors (2)	$5,550	$11,100

FANCAMP EXPLORATION LTD.

MANAGEMENT DISCUSSION

Fancamp Exploration Ltd. is involved in the acquisition, exploration and evaluation of mineral resource properties, either alone or in joint venture with other companies. The Company intends to explore, evaluate and, if feasible, bring such properties into commercial production. The Company currently has interest in several properties, with its principal properties being located in the Provinces of Quebec and New Brunswick.

Subsequent to the end of the period, the Company secured a $100,000 flow-through financing to be used primarily on exploration of its St. George Batholith properties SE New Brunswick which show interesting gold potential. An extensive soil sampling survey is planned. A detailed government airborne magnetic survey will be completed over the district by year end - the first since 1958 - and this information will be of great use to the Company in its prospecting efforts.

The Company has recently acquired a 100% interest in the Manic III nickel prospect, north of Baie Comeau, Quebec, in return for the issuance of 100,000 shares, and a 2% NSR royalty. Recent sampling by the Company has returned nickel values up to 2.4% in rocks containing 20% sulphides. This is significantly higher than previous results from the property, and occurs in a section of the basic / ultrabasic complex never previously sampled. Further trenching and sampling will be carried out in the next field season.

The Company continues to seek further financing to explore its 100% owned Lac Mechant nickel-copper-cobalt prospect located north of Sept-Iles, Quebec.

Directors and Officers

Peter H. Smith	President and Director
Debra Chapman	Secretary and Director
Gilles Dubuc	Director
Micheal Sayer	Director
Taylor Cahill	Director

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172